UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67094

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/24** AND ENDING **06/30/25**
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Frontegra Strategies, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

999 Oakmont Plaza Drive, Suite 227
(No. and Street)

Westmont	**IL**	**60559**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles S Thompson II	**219-670-7279**	cthompson@frontier-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza, 9th Floor	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	**166**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles S Thompson II _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Frontegra Strategies, LLC _____, as of 6/30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT WITH AFFIANT STATEMENT

State of _____ IN _____ } ss.

County of _____ La Porte _____

☑ See Attached Document (Notary to cross out lines 1–7 below)

☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], not Notary)

1

2

3

4

5

6

7

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me

this __29th__ day of __Aug__, __2025__ by

Date   *Month*   *Year*

Charles Thompson
_____
Name of Signer No. 1

_____

> **DEBORAH S REAGOR**
> Notary Public - Seal
> La Porte County - State of Indiana
> Commission Number NP0673786
> My Commission Expires Oct 4, 2031

Place Notary Seal/Stamp Above

_____
Name of Signer No. 2 (if any)

Deborah A. Reagor
_____
Signature of Notary Public

10-4-31
_____
Any Other Required Information
(Residence, Expiration Date, etc.)

--- **OPTIONAL** ---

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

M1304-06 (09/22)
Used for states (AL, AR, CO, CT, ID, IN, KY, LA, ME,
NE, NV, NM, NY, SC, SD, TN, TX, VA)

Frontegra Strategies, LLC

Financial Report
with Supplemental Information
Year Ended June 30, 2025

Frontegra Strategies, LLC




Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Frontegra Strategies, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontegra Strategies, LLC (the "Company") as of June 30, 2025, the related statements of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Frontegra Strategies, LLC's auditor since 2006.
Chicago, Illinois
August 26, 2025



Frontegra Strategies, LLC

Current Assets

Cash	$	61,568
Customer receivables		26,055
Prepaid expenses		15,467
Due from member		2,953
Total Assets	**$**	**106,043**

Liabilities and Member's Equity

Accrued expenses	$	20,174
Total Liabilities		20,174
Member's Equity		85,869
Total Liabilities & Member's Equity	**$**	**106,043**

Frontegra Strategies, LLC

Revenue - Fees	$	207,524
Expenses		
Professional fees		132,580
Insurance		1,894
State registration and filing fees		33,303
Office		17,609
Salaries and payroll taxes		49,660
Total expenses		235,046
Net Loss		(27,522)
Member's Equity - Beginning of year		213,391
Member Distribution		(100,000)
Member's Equity - End of year	$	85,869

Frontegra Strategies, LLC

Cash Flows from Operating Activities

Net loss	$	(27,522)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in:		
Customer receivables		90,163
Prepaid expenses		1,975
Accrued expenses		2,103
Net cash provided by operating activities		66,719

Cash Flows from Financing Activities

Due to/from member		(8,769)
Member distribution		(100,000)
Net cash flows used in financing activities		(108,769)

Net Decrease in Cash		(42,050)
Cash - Beginning of year		103,618
Cash - End of year	$	**61,568**

Frontegra Strategies, LLC

Note 1 - Industry Operations

Frontegra Strategies, LLC (the "Company") was formed on March 15, 2005 as a Delaware limited liability company. The Company is wholly owned by Frontier North America Holdings, Inc. ("Frontier").

The Company is a registered securities broker-dealer engaged in the business of selling mutual funds and promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company also acts as the principal distributor of mutual fund shares. The Company does not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company is engaged in a single line of business as a securities broker-dealer, which is primarily comprised of selling mutual funds and interests in private investment vehicles. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from a single external customer in 2025.

Frontegra Strategies, LLC

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition – Revenue from contracts with customers includes success-based transaction fees. The Company recognizes revenue when it earns fees on assets raised for investment in mutual funds, limited partnerships, limited liability companies and other similar private equity products. These fees are primarily earned over time and are generally assessed based on a percentage of the average market value of raised assets under management during the period.

Income Taxes – As a single member LLC, the Company is a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's earnings are included on the member's tax return. Accordingly, the financial statements do not reflect a provision for income taxes.

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through August 26, 2025, the date the financial statements are issued.

Frontegra Strategies, LLC

Note 3 – Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Frontier Partners, Inc. ("FP"), which is also owned by Frontier. The affiliated company provides the Company with administrative staff, office space and related operating expenses. The Company does not reimburse all of the affiliated expenses included in the expense sharing agreement. Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist. Amounts due from FP totaled $2,953 as of June 30, 2025.

Note 4 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of June 30, 2025, the Company had net capital of $41,394, of which $36,394 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

Frontegra Strategies, LLC

Note 5 - Major Customer

In the year ending June 30, 2025, revenues from one customer amounted to 100 percent of the Company's fee revenue. The receivable balance for this customer was $26,055 as of June 30, 2025.

Note 6 – Commitments and Contingencies

Frontegra Strategies had no commitments, contingencies or guarantees that might result in a loss or a future obligation as of June 30, 2025. There were no claims of which the Company was aware as of the audit opinion date that might be asserted against it.

Supplemental Information



Frontegra Strategies, LLC

Supplemental Schedule I – Computation of Net Capital

June 30, 2025

Total member's equity	$	85,869
Deductions and/or Charges		
Nonallowable assets/liabilities:		
Accounts receivable		26,055
Prepaid expenses and due from member		18,420
Net capital		41,394
Net Capital Requirement		5,000
Excess net capital		36,394
Aggregate Indebtedness	$	20,174
Ratio of Aggregate Indebtedness to Net Capital		0.49 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Form X–17A–5 as of June 30, 2025.

The Company has no liabilities subordinated to the claims of general creditors, therefore a statement of changes in liabilities subordinated to the claims of general creditors is not presented.

Frontegra Strategies, LLC

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.



Report of Independent Registered Public Accounting Firm

To the Member
Frontegra Strategies, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Frontegra Strategies, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund underwriter or sponsor and (2) promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2025 without exception.

Management is responsible for compliance with 17 C.F. R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
August 26, 2025



FRONTEGRA STRATEGIES, LLC

EXEMPTION REPORT
YEAR ENDED June 30, 2025

Frontegra Strategies, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund underwriter or sponsor; and (2) promoting interests in limited partnerships, limited liability companies and other similar private equity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c303) throughout the most recent fiscal year without exception.

Frontegra Strategies, LLC

I, Charles S Thompson II, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
         Charles S Thompson II

Date: _____8/26/2025_____

Frontegra Strategies, LLC
999 Oakmont Drive, Suite 600, Westmont, IL 60559
phone 847-509-9860 *fax* 847-509-9845 - www.frontierpartners.com
Our investment professionals are registered representatives with Frontegra Strategies, LLC, a registered securities broker-dealer and a member of FINRA and SIPC. Any investment product offered by Frontegra Strategies, LLC is:
Not FDIC | Insured Not Bank Guaranteed | May Lose Value